Bontan Corporation Inc.

Consolidated Financial Statements

For the Years Ended March 31, 2013 and 2012

(Canadian Dollars)

Index

Report of Independent Registered Public Accounting Firm	2

Consolidated Statements of Financial Position	3

Consolidated Statements of Operations and Comprehensive Loss	4
Consolidated Statement of Shareholders Equity	5-6

Consolidated Statements of Cash Flows	7

Notes to Consolidated Financial Statements	8-21

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS
TORONTO • MONTREAL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Bontan Corporation Inc.

We have audited the accompanying consolidated financial statements of Bontan Corporation Inc., which comprise the consolidated statements of financial position as at March 31, 2013 and March 31, 2012, and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended March 31, 2013, 2012 and 2011 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Bontan Corporation Inc. as at March 31, 2013 and March 31, 2012, and its financial performance and its cash flows for the years ended March 31, 2013, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“SCHWARTZ LEVITSKY FELDMAN LLP”
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
July 24, 2012

Bontan Corporation Inc.
Consolidated Statements of Financial Position
(Canadian Dollars)

As at,	Note	March 31, 2013	March 31, 2012

Assets
Current
Cash		$3,376,531	$58,359
Short term investments		-	227,600
Other receivable		108,544	231,039
Exploration and evaluation expenditures recoverable	5	-	6,972,740
		$3,485,075	$7,489,738
Long-term assets
Office equipment and furniture	4	$5,720	$6,717
Total assets		$3,490,795	$7,496,455
Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	13(iv), 14	$454,663	$1,040,450
Deferred costs recovery	5	$-	$1,615,177
Total current liabilities		$454,663	$2,655,627
Shareholders' Equity
Capital stock	6	$36,260,401	$36,081,260
Warrants	8	6,953,745	7,446,261
Stock option reserve		4,755,077	4,755,077
Fair value reserve		-	19,500
Deficit		(44,933,091)	(43,461,270)

Total Shareholders' equity		$3,036,132	$4,840,828

Total liabilities and Shareholders'equity		$3,490,795	$7,496,455
Commitments and Contingent Liabilities (Note 12)
Related Party Transactions (Note 13)

On behalf of the Board               ”Kam Shah”             Director        ”Declan Doogan”      Director
                                                     (signed)                                       (signed)

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Consolidated Statements of Operations and Comprehensive Loss
For the years ended March 31,
(Canadian Dollars)

	Note	2013	2012	2011

Income

Other income	5	$100,130	$ -	$ -
		$100,130	$ -	$ -

Expenses
Exploration and evaluation expenditure recovery	5	(230,455)	-	-
Consulting fees	10,12(a), 13(iii)	741,159	432,607	778,899
Professional fees		244,879	870,571	1,221,720
Write down of short term investments		162,291	776,774	386,672
Shareholders' information	13 (i)	284,606	131,575	148,610
Travel, meals and promotions	13(ii)	174,142	32,114	131,976
Office and general		58,179	42,655	44,264
Exchange loss		51,179	8,653	20,688
Payroll		47,806	46,158	39,738
Rent		22,071	25,836	26,117
Communication		6,535	9,493	15,090
Transfer agents fees		6,123	5,777	11,146
Bank charges and interest		2,222	1,749	4,096
Amortization		1,772	2,240	2,433
Loss (gain) on disposal of short term investments		-558	84,176	948,189
		1,571,951	2,470,378	3,779,638
Net loss for year		(1,471,821)	(2,470,378)	(3,779,638)
Other comprehensive loss
Unrealized gain (loss) for year on short term investments, net of tax		-	(148,847)	2,864,560
Other comprehensive income (loss) for year		-	(148,847)	2,864,560
Net comprehensive loss for year		$(1,471,821)	$(2,619,225)	$(915,078)
Net loss attributable to :
Shareholders of the Company		$(1,471,821)	$(2,470,378)	$(3,728,327)
Non-controlling interest		$-	$-	$(51,311)
		$(1,471,821)	$(2,470,378)	(3,779,638)
Total comprehensive loss attributable to:
Shareholders of the Company		$(1,471,821)	$(2,619,225)	$(863,767)
Non-controlling interest		-	-	(51,311)
		$(1,471,821)	$(2,619,225)	$(915,078)
Basic and diluted loss per share
Net Loss per share	9	$(0.02)	$(0.03)	$(0.05)

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Consolidated Statement of Shareholders’ Equity
(Canadian Dollars)
For the years ended March 31, 2013, 2012 and 2011

	Number of Shares	Capital Stock	Warrants	Stock option reserve	Fair value reserve	Accumulated Deficit	Non-controlling interest	Total Equity
Balance, April 1, 2010	65,229,076	$35,298,257	$7,343,886	$4,573,748	$(2,696,213)	$(37,262,565)	$(356,814)	$6,900,299
Subscription received in fiscal 2010 reversed on issuance of shares		(303,480)						(303,480)
Issued under private placement	12,700,000	2,564,925						2,564,925
Finder fee		(256,493)						(256,493)
Value of warrants issued under private placement		(1,232,145)	1,232,145					-
Value of warrants issued as finder’s fee		(123,214)	123,214					-
Issued under 2009 Consultant stock compensation plan	135,000	48,093						48,093
Value of options issued				181,329				181,329
Issued on exercise of warrants	600,000	60,503						60,503
Value of warrants exercised		21,694	(21,694)					-
Unrealised gain on short term investments ,net of tax					2,864,560			2,864,560
Non-controlling interest							356,814	356,814
Net loss for year						(3,728,327)		(3,728,327)
Balance, March 31, 2011	78,664,076	$36,078,140	$8,677,551	$4,755,077	$168,347	$(40,990,892)	-	$8,688,223
Issued under 2009 Consultant Stock Compensation Plan	50,000	$3,120						3,120
Cancellation of previously issued warrants against exploration and evaluation expenditure recoverable			(1,231,290)					(1,231,290)
Unrealised loss on short term investments, net of tax					(148,847)			(148,847)
Net loss for year						(2,470,378)		(2,470,378)
Balance, March 31, 2012	78,714,076	$36,081,260	$7,446,261	$4,755,077	$19,500	$(43,461,270)	$-	$4,840,828

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Consolidated Statement of Shareholders’ Equity
(Canadian Dollars)
For the years ended March 31, 2013, 2012 and 2011

	Number of Shares	Capital Stock	Warrants	Stock option reserve	Fair value reserve	Accumulated Deficit	Non-controlling interest	Total Equity
Balance, March 31, 2012	78,714,076	$36,081,260	$7,446,261	$4,755,077	$19,500	$(43,461,270)	$-	$4,840,828
Issued under Consultant Stock Compensation Plans	3,045,000	179,141						179,141
Cancellation of previously issued warrants against exploration and evaluation expenditure recoverable			(492,516)					(492,516)
Unrealised loss on short term investments ,net of tax					(19,500)			(19,500)
Net loss for year						(1,471,821)		(1,471,821)
Balance, March 31, 2013	81,759,076	36,260,401	6,953,745	4,755,077	-	(44,933,091)	-	3,036,132

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Consolidated Statements of Cash Flows
For the years ended March 31,
(Canadian Dollars)

	Note	2013	2012	2011
Cash flows from operating activities
Net loss for year		$(1,471,821)	$(2,470,378)	$(3,779,638)
Amortization of office equipment and furniture		1,772	2,240	2,433
Write down of short term investments		162,291	776,774	386,672
Loss (gain) on disposal of short term investments		(558)	84,176	948,189
Exploration and evaluation expenditure recovery		(230,455)
Payment to an employee in common shares		-	3,120	-
Consulting fees settled for common shares	13	179,141	7,171	273,043
Net change in working capital components
Other receivables		122,495	(116,970)	(50,209)
Accounts payable and accrued liabilities		(585,787)	376,873	-331,060
		$(1,822,922)	$(1,336,994)	$(2,550,570)
Cash flows from investing activities
Purchase of office equipment and furniture		(776)	-	(2,587)
Exploration and evaluation (expenditure) recovery		5,095,502	383,887	(307,906)
Purchase of short term investments		-	-	(5,528)
Proceeds from sale of short term investments		46,368	663,002	946,188
		$5,141,094	$1,046,889	$630,167
Cash flows from financing activities
Short term loan		-	-	(1,117,161)
Funds advanced to subsidiary		-	-	(1,029,953)
Common shares issued net of issuance costs		-	-	2,065,455
		$-	$-	$(81,659)
Increase (Decrease) in cash during year		3,318,172	(290,105)	(2,002,062)
Cash at beginning of year		58,359	348,464	2,350,526
Cash at end of year		$3,376,531	$58,359	$348,464
Supplemental disclosures
Non-cash operating activities
Consulting fees and employee compensation settled for		(179,141)	(10,291)	(273,043)
shares and options and expensed during the year
Consulting fees prepaid in shares		-	-	(7,171)
		$(179,141)	$(10,291)	$(280,214)
Non-cash investing activities
Value of warrants previously issued towards acquisitions now cancelled against exploration and evaluation expenditure recoverable		492,516	1,231,290	-
Value of warrants issued towards acquisitions				(173,953)
		492,516	1,231,290	(173,953)
Non-cash financing activities
Value of warrants exercised		$-	$-	$21,694

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2013 and 2012

1.      NATURE OF OPERATIONS

Bontan Corporation Inc. (“the Company”) is incorporated in Ontario and its head office is located at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada. The Company is a diversified natural resource company that invests in oil and gas exploration and development. The Company’s shares trade on the Over the Counter Bulletin Board of NASDAQ under the trading symbol “BNTNF”.

On June 29, 2012, the Company disposed of, its indirect 4.70% working interest in two off-shore drilling licenses in the Levantine Basin, approximately forty kilometres off the West coast of Israel, through its holding of 76.79% equity interest in Israel Petroleum Company Limited (“IPC Cayman”), as explained in Note 5.

The Company does not currently own any oil and gas properties.

In December 2012, the Company decided to change the focus of its business activities from oil and gas to biotechnology mainly due to the increasing difficulty in getting access to viable oil & gas projects and also due to the potentially more profitable business opportunities which currently exist in the biotechnology sector. On March 21, 2013, the Company signed a letter of intent with Portage Pharma Ltd, a biotech private limited company formed under the laws of the British Virgin Islands (“Portage”) to acquire Portage Pharma Ltd through exchange of shares. The transaction was completed on June 4, 2013 (Note 17).

2.      BASIS OF PRESENTATION

(a)	Statement of Compliance and Basis of presentation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on a historical cost basis. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The Company has no requirement to report on segments as it operates as only one segment.

(b)      Consolidation

The consolidated financial statements include the accounts of the Company and of 1843343 Ontario Inc., a wholly owned subsidiary incorporated in Ontario on January 31, 2011 which has no activity since its inception.

Israel Oil & Gas Company, a wholly owned subsidiary, was merged with the Company on May 15, 2012.

All inter-company balances and transactions have been eliminated on consolidation.

(c)      Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars which is also the functional currency of the Company and its subsidiaries.

(d)                 Use of Estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, valuation of property, plant and equipment, impairment losses, depletion and depreciation, and measurement of share- based compensation.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by the Company and its subsidiaries.

Financial instruments

Financial assets

All financial assets are initially recorded at fair value and are designated upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company’s cash is classified as FVTPL.

Financial assets classified as loans and receivables are measured at amortized cost. The Company’s trade and other receivables are classified as loans and receivables.

Short term investments which consist of marketable securities are designated as “available-for-sale” and are measured at fair value with unrealized gains and losses recorded in other comprehensive income until the security is sold, or if an unrealized loss is considered other than temporary.

The purchase or sale of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the settlement date.

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s trade and other payables are classified as other financial liabilities.

Impairment of financial assets

The Company assesses at each date of the statement of financial position whether a financial asset is impaired.

Assets carried at amortized cost

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is then reduced by the amount of the impairment. The amount of the loss is recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in profit or loss.
In relation to trade receivables, a provision for impairment is made and an impairment loss is recognized in profit and loss when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Company will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are written off against the allowance account when they are assessed as uncollectible.

If an available-for-sale asset is impaired, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to profit or loss. Reversals in respect of equity instruments classified as available-for-sale are not recognized in profit or loss.

Foreign currency translation

The functional and presentation currency of the Company is the Canadian dollar. Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date.  Non-monetary assets are translated at exchange rates in effect when they were acquired. Revenue and expenses are translated at the approximate average rate of exchange for the year, except that amortization is translated at the rates used to translate related assets.

Share-based payments

The Company accounts for share-based payments granted to directors, officers, employees and consultants using the Black-Scholes option-pricing model to determine the fair value of the plan at grant date. An estimated forfeiture rate is incorporated into the fair value calculated and adjusted to reflect the actual number of options that vest. Share-based payments are recorded and reflected as an expense over the vesting period with a corresponding amount reflected in stock option reserve. At exercise, the associated amounts previously recorded in stock option reserve are transferred to common share capital.

The quoted market price of the Company’s shares on the date of issuance under any share- based plan is considered as fair value of the shares issued.

Accounting for equity units

When the Company issues Units under a private placement comprising of common shares and warrants, the Company follows the relative fair value method of accounting for warrants attached to and issued with common shares of the Company. Under this method, the fair value of warrants issued is estimated using a Black-Scholes option pricing model which is added to fair value of the common shares determined using the stock price at the date of issuance and the percentage relative to the fair values determined. The fair value of the common shares and the warrants are proportionately adjusted to the net proceeds received. The fair value is then related to the total of the net proceeds received on issuance of the Common shares.

Loss per Share

Basic loss per share is calculated by dividing net loss (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period.  Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.  Consequently, there is no difference between basic loss per share and diluted loss per share.

Income taxes
Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Determination of fair value

A number of the Company’s accounting policies and disclosures required the determination of fair value, both for financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

a     )           Property, plant and equipment are recognized at fair value in a business combination. The fair value of property, plant and equipment is the estimated amount for which the property, plant and equipment could be exchanged on the acquisition date between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The fair value of oil and natural gas interests (included in property, plant and equipment) is estimated with reference to the discounted cash flows expected to be derived from oil and gas production based on externally prepared reserve reports. The risk-adjusted discount rate is specific to the asset with reference to general market conditions, being 10% for fiscal 2013 (2012 – 10%).

The market value of other items of property, plant and equipment is based on the quoted market prices for similar items.

b)               The fair value of cash and cash equivalents, accounts receivable and accruals and accounts payable and accruals is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. At March 31, 2013 and 2012 the fair value of these balances approximated their carrying value due to their short term to maturity.

c)               The fair value of stock options is measured using a Black Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds).

New standards and interpretations not yet adopted

Standards issued but not yet effective up to the date of issuance of the Company‘s consolidated financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IAS  1 – Presentation of Financial Statements

In June 2011, the IASB issued amendments to International Accounting Standard (“IAS”) 1, “Presentation of Financial Statements”. The amendments govern the presentation of Other Comprehensive Income (“OCI”) in the financial statements, primarily by requiring OCI items that may be reclassified to the consolidated statements of earnings to be presented separately from those that remain in equity.

These changes are applicable for fiscal years beginning on or after July 1, 2012. The Company will apply these changes for its first quarter of fiscal year 2014 and does not expect that the adoption of these changes will have a material impact on its consolidated financial statements.

IAS 32 – Financial Instruments Presentation

In December 2011, the IASB issued revised versions of IFRS 7, “Financial Instruments: Disclosures” and IAS 32, “Financial Instruments: Presentation”. The modifications clarify the offsetting rules and state new disclosure requirements for offsetting of financial assets and financial liabilities on the consolidated balance sheets.

The changes applied to IFRS 7 are applicable for fiscal years beginning on or after January 1, 2013 while changes applied to IAS 32 are applicable for fiscal years beginning on or after January 1, 2014. The Company will apply these changes for its first quarters of fiscal years 2014 and 2015 respectively and does not expect that the adoption of these changes will have a material impact on its consolidated financial statements.

IFRS 9 ‐ Financial Instruments
The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurements, with IFRS 9, Financial Instruments. IFRS 9 will be published in six phases, of which the first phase has been published.

For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used. For financial liabilities, the approach to the fair value option may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity’s own credit risk.

IFRS 9 is effective for annual periods beginning on April 1, 2015, but is available for early adoption. The Company has yet to assess the full impact of IFRS 9.

IFRS 10 – Consolidated Financial Statements
As of April 1, 2013, the Company will be required to adopt IFRS 10 which requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC‐12 – Consolidation – Special Purpose Entities, and parts of IAS 27 –Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on April 1, 2013, but is available for early adoption. The Company has yet to assess the full impact of IFRS 10.

IFRS 11 – Joint Arrangements
As of April 1, 2013, the Company will be required to adopt IFRS 11 which requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operations. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 –Interests in Joint Ventures, and SIC 13 – Jointly Controlled Entities – Non‐monetary Contributions by Venturers.  IFRS 11 is effective for annual periods beginning on April 1, 2013, but is available for early adoption. The Company has yet to assess the full impact of IFRS 11.

IFRS 12 – Disclosure of Interests in Other Entities
As of April 1, 2013, the Company will be required to adopt IFRS 12 which establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. IFRS 12 is effective for annual periods beginning on April 1, 2013, but is available for early adoption. The Company has yet to assess the full impact of IFRS 12.

IFRS 13 – Fair Value Measurement
As of April 1, 2013, the Company will be required to adopt IFRS 13, a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. This new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. IFRS 13 is effective for annual periods beginning on April 1, 2013, but is available for early adoption. The Company has yet to assess the full impact of IFRS 13.

IAS 28 – Investments in Associates and Joint Ventures
IAS 28, Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture). This standard is effective for annual periods beginning on April 1, 2013, with early application permitted. The Company has yet to assess the full impact of IFRS 28.

4.	OFFICE EQUIPMENT AND FURNITURE

	Cost	Accumulated amortization	Net book value	Net book value
As at March 31,	2013			2012
Office furniture	4,725	3,332	1,393	1,742
Computer	6,795	4,653	2,142	2,244
Software	5,793	3,608	2,185	2,731

	$17,313	$11,593	$5,720	$6,717

5.      EXPLORATION AND EVALUATION EXPENDITURES RECOVERABLE

The Company held an indirect 4.70% interest in two offshore drilling licenses in Israel (“Israeli project”) through its 76.79% equity of IPC Cayman.

The Company signed a settlement agreement on December 15, 2011 to dispose of its interest in the Israeli project held through its ownership of 76.79% equity in IPC Cayman. The agreement being extended, from time to time, and amended, was finally closed on June 29, 2012.

As per the terms of the revised settlement agreement the Company received US$5 million and surrendered all its shares in IPC Cayman for cancellation. The Company and IPC Parties exchanged mutual releases and dismissed all lawsuits against each other and against IPC Oil and Gas Holdings Ltd. (formerly, Shaldieli Ltd.) and certain of its promoters. The Company also received an extension fee of US$100,000 which has been included as other income.

As a result of the above settlement and cancellation of previously issued warrants in connection with the Israeli project, valued at $492,516, the Company had a net recovery of 230,455 as follows:

Year ended March 31,	2013	2012
Balance, at beginning of year	$6,972,740	$6,972,740
Deferred cost recovery balance transferred	(1,615,177)
Cash received on settlement	(5,095,502)
Value of warrants issued previously towards acquisition being cancelled	(492,516)
	(230,455)	6,972,740
Exploration and evaluation expenditure recovery	230,455

Balance, end of year	$-	$6,972,740

The movements in deferred cost recovery were as follows:

	2013	2012
Balance, beginning of year	$1,615,177	$-
Cancellation of warrants returned under the settlement agreement (Note 6) (i)	-	1,231,290
Cash deposits received under the settlement agreement ( Note 6) (ii)	-	383,887
Transferred to exploration and evaluation expenditure recoverable	(1,615,177)
Balance, end of year	$-	$1,615,177

The Company has not assigned any value to its 0.25% ORI since the underlying reserves have not yet been proven.

6.      CAPITAL STOCK

(a)      Authorized:  Unlimited number of common shares

(b)	Issued

	Common
	Shares	Amount
Balance at April 1, 2011	78,664,076	$36,078,140
Issued under 2009 Consultant Stock Compensation Plan	50,000	3,120
Balance at March 31, 2012	78,714,076	$36,081,260
Issued under Consultant Stock Compensation Plans (i)	3,045,000	$179,141
Balance at March 31, 2013	81,759,076	$36,260,401

(i)	Shares were issued to two directors, CEO and the two consultants as bonus and were valued at market on the date of issue.

(c)	As at March 31, 2013, the Company had the following active Consultant Stock Compensation Plans:

	Date of registration*	Registered shares under Plan	Issued to March 31, 2012	As at April 1, 2012	Issued	Cancelled (i)	Balance at March 31, 2013
2009 Plan	11-May-09	3,000,000	(893,333)	2,106,667	(2,181,667)	75,000	-
2011 Plan	11-Apr-11	6,000,000	-	6,000,000	(938,333)	-	5,061,667

*	Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

(i)	75,000 shares issued to an independent director as bonus were returned in November 2012 for cancelation and the director was paid in cash in lieu of the shares.

7.      STOCK OPTION PLANS

(a)	The following is a summary of all Stock Option Plans as at March 31, 2013:

Date of Registration	April 30, 2003	July 22, 2004	Dec. 5, 2005	Dec. 5, 2005	Total
Registered *	3,000,000	2,500,000	1,100,000	1,000,000	7,600,000
Issued	3,000,000	2,500,000	1,100,000	1,000,000	7,600,000
Outstanding, April 1, 2011	1,730,000	1,945,000	1,100,000	1,000,000	5,775,000
Canceled				(390,000)	(390,000)
Outstanding, March 31, 2012 and March 31, 2013	1,730,000	1,945,000	1,100,000	610,000	5,385,000

* Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

All outstanding options were fully vested on the dates of their grant.

(b)	The weighted average exercise price of the outstanding stock options was US$0.17 as at March 31, 2013 (March 31, 2012: US$0.17)

(c)  Details of weighted average remaining life of the options granted and outstanding are as   follows:

March 31, 2013
Number of options outstanding and exercisable	5,385,000
Exercise price in US$	0.17
Weighted average remaining contractual life (years)	1.48

The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for 560,000 options and less than the market price for the balance of 4,825,000 options.

8.	WARRANTS

(a)	The movements during the year ended March 31, 2013 were as follows:

	# of warrants	Weighted average exercise price	Fair value
Issued and outstanding, April 1, 2011	73,071,420	0.30	8,677,551
Cancelled (i)	(5,000,000)	$(0.35)	$(1,231,290)
Issued and outstanding, March 31, 2012	68,071,420	$0.30	$7,446,261
Cancelled (ii)	(2,000,000)	$(0.35)	$(492,516)
Issued and outstanding, March 31, 2013	66,071,420	$0.29	$6,953,745

(i)
5 million warrants issued to International Three Crown Petroleum Ltd., were cancelled on December 19, 201. As per the terms of the Settlement agreement (Note 5) these warrants were valued at $1,231,290 on the date of their issuance.

(ii)
2 million warrants issued to Allied Venture were cancelled on December 31, 2012 as a result of the settlement as explained in Note 5 and failure to receive any more funds under the settlement agreement. These warrants were valued at $492,516 on the date of their issuance.

(j)	Details of weighted average remaining life of the warrants granted and outstanding are as follows:

	March 31, 2013
	Warrants outstanding & exercisable
Exercise price in US$	Number	Weighted average remaining contractual life (years)
0.10	10,400,000	1.00
0.25	12,846,420	1.00
0.35	42,825,000	1.90
0.29	66,071,420	1.59

9.      LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the year, which was 80,403,243 (2012 - 78,680,743, 2011: 78,469,909).

The Company had approximately 66 million (2012: 68 million, 2011: 73 million) warrants and 5.4 million options (2012: 5.4 million, 2011: 5.8 million), which were not exercised as at March 31, 2013. Inclusion of these warrants and options in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

10.	CONSULTING FEES

	2013	2012	2011
Fees settled in stocks and options	$ 179,141	$ 7,171	$ 273,043
Fees settled for cash	562,018	425,436	505,856
	$ 741,159	$ 432,607	$ 778,899

11.	INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Federal and Provincial statutory income tax rates to income (loss) before income taxes. The components of these differences are estimated as follows:

	2013	2012	2011
Income tax recovery based on combined corporate income tax rate of 26.50% (2012: 25%)	$(390,033)	$(617,595)	$(889,551)
Increase(decrease) in taxes resulting from:
Non-deductible consulting fees	47,472	1,793	68,261
Non-deductible meals & entertainment expenses	4,690	2,008	4,906
Non-taxable portion of loss (gain) on sale of short term investments	(74)	10,522	118,524
Finder's fee	-	-	(41,465)
Write off of a short term investment	21,504	97,097	48,334
Income tax recovery	(316,441)	(506,175)	(690,991)
Benefit of tax losses not recognised	316,441	506,175	690,991
Provision for income taxes	$-	$-	$-

The components of the temporary differences and the country of origin at March 31, 2013 and 2012 are as follows (applying the combined Canadian federal and provincial statutory income tax rate of 26.5% and the US income tax rate of 34%). No deferred tax assets are recognized on these differences as it is not probable that sufficient taxable profit will be available to realize such assets

	Canada		US
	2013	2012	2013	2012
	in $ '000
Non-capital losses carried forward	$5,023	$3,156	$1,498	$1,498
Capital losses carried forward	1,056	1,211	-	-
Exploration and evaluation expenditure	-	1,134
Other	-	(5)
Unrecognized deductible temporary differences	6,079	5,496	1,498	1,498

The Company has approximately $18.9 million (2012: $12.6 million) in Canadian non-capital losses, $4.0 million (2012: $4.8 million) in capital losses and US$ 4.4 million (2011: US$4.4 million) in US non-capital losses available to claim against future taxable income. The benefits arising from these losses has not been included in the consolidated financial statements as management has determined that it is not more likely than not that the losses will be utilized.

The non-capital losses expire as follows:
	Canadian in CDN$ In $’000		US in US$ in $’000
2014	1,337
2015	1,319	2025	$ 1,050
2026	5,358	2026	3,300
2027	271	2027	25
2028	675
2029	342
2030	1,189
2031 2032 2032 2033	2,094 3,501 1,675 1,194
	$ 18,956		$ 4,375

12.           COMMITMENTS AND CONTINGENT LIABILITIES

(a)
The Company entered into a consulting contract with Mr Kam Shah, the Chief Executive Officer and Chief Financial Officer on April 1, 2005 for a five-year term. This term was extended by another five years to March 31, 2015 by the audit committee on April 1, 2010. Mr Shah’s monthly fee is $15,000 plus taxes. Further, the contract provides for a lump sum compensation of US$250,000 for early termination of the contract without cause. The contract also provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(b)
There were contingent liabilities and assets as at March 31, 2013 in respect of indemnities undertaken and received as part of the oil and gas activities which have now been discontinued. No material losses or gains are likely to arise from such contingent liabilities and assets.

13.           RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to between the related parties. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the consolidated financial statements.

(i)
Included in shareholders’ information expense is $269,192 (2012 – $118,509, 2011: $122,059) to Current Capital Corp, (CCC) for media relations services. CCC is a shareholder corporation and a director of the Company provides accounting services as a consultant.

(ii)
Business expenses of $21,566 (2012: $38,056, 2011: 32,278) were reimbursed to directors of the corporation and $181,514 (2012 - $21,456, 2011: $80,575) to a key consultant and a former chief executive officer of the Company.

(iii)
Consulting fees include cash fee paid to directors for services of $249,876 and shares issued $61,175 (2012: cash fee $190,000, 2011: $190,000), $160,000 in cash and $63,371 in shares (2012: cash fee $120,000, 2011: $120,000) paid to a key consultant and a former chief executive officer of the Company, $142,000 in cash and $54,595 in shares paid to a consultant who controls CCC (2012:  cash fee $102,000, 2011: 102,000). These fees are included in consulting expenses.

(iv)
Accounts payable includes $1,389 (2012: $95,052) due to CCC, $1,250 (2012: $87,660) due to directors, $nil (2012: $178,094) due to a key consultant and a former chief executive officer of the Company, and due to a consultant who controls CCC $nil (2012; $ 145,605).

14.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accruals include $ 310,000 to cover expense reimbursement and compensation agreed to be payable to CCC and two consultants upon termination of their consulting contracts and other entitlements as follows effective March 31, 2013:

a.	$ 80,000 to key consultant towards expenses and further $ 40,000 as fee for early termination of his consulting contract.
b.	$ 150,000 to CCC for cancellation of all future finder fee claims on proceeds of any warrants to be exercised
c.	$40,000 to the consultant who controls CCC as fee for early termination of his consulting contract.

15.           FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recognized in the balance sheet consist of the following:

	March 31, 2013		March 31, 2012
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash	3,376,531	3,376,531	58,359	58,359
Other receivable	108,544	108,544	231,039	231,039
Short term investments	-	-	208,100	227,600
Financial liabilities
Accounts payable and accrued liabilities	454,663	454,663	1,040,450	1,040,450

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

a)	Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, amounts receivable, prepaid expenses, accounts payable and accrued liabilities.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

• Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.
• Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.
• Level 3 – Values are based on prices or valuation techniques that are not based on observable market data.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks: credit risk, liquidity risk, other price risk and market risk.

b)	Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

a.
Cash– Cash is held with a major international financial institution in Canada and therefore the risk of loss is minimal. However, the Company does have a concentration risk since all funds are held with one bank.

b.	Other receivable – The Company is not exposed to major credit risk attributable to customers. A significant portion of this amount is due from the Canadian government.

c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. The company has changed its business focus from oil and gas to biotechnology as explained in Note 1 and has signed a letter of intent to acquire a biotech corporation. The Company believes that its existing cash will allow it to finance the drug development work after the acquisition apart from meeting its operational needs at least for another year. However, the exact need for additional cash cannot be reasonably ascertained at this stage. Should the Company require further funding, it intends to secure through equity financing

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

d)	Market risk

Market risk consists of interest rate risk and foreign currency risk. The Company is exposed to foreign currency risk, since almost all of its cash holding is in US Dollars.

16.           CAPITAL DISCLOSURES

The Company considers the items included in Shareholders’ Equity as capital. The Company had payables of approximately $ 0.4 million as at March 31, 2013 and current assets, mostly in cash of approximately $3.5 million. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash.

As at March 31, 2013, the shareholders’ equity was approximately $ 3 million (March 31, 2012: $ 4.8 million). Approximately all of it was held in cash (March 31, 2012: $0.3 million or 6%).

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the year ended March 31, 2013.

17.	SUBSEQUENT EVENT

The following are key events that happened after the balance sheet until the date of these consolidated financial statements:

a.	On April 5, 2013, the Company incorporated a wholly owned subsidiary, Portage Acquisition Inc., in the British Virgin Islands.

b.
On June 4, 2013, the Company signed a Share Exchange Agreement with Portage. As per the terms of the agreement, the Company’s wholly owned subsidiary, Portage Acquisition Inc.  acquired all the issued and outstanding shares of Portage in exchange for 81.7 million shares and approximately 71.4 million warrants valid for two years and exercisable at $0.29 to acquire equal number of shares of the Company. Additionally, approximately 9.8 million shares of the Company were issued to Culminate Capital in consideration for financial services and other services rendered in connection with the acquisition of Portage.

c.	The Company has commenced legal formalities to transfer its jurisdiction from Ontario to the British Virgin Islands.

18.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the board of directors and authorized for issue on July 24, 2013.